BIRKENSTOCK

PRESS RELEASE

LONDON, UNITED KINGDOM || NOVEMBER 2, 2023

MEDIA CONTACT
Birkenstock Holding plc
ir@birkenstock-holding.com

BIRKENSTOCK PROGRESSES ITS DELEVERAGING PROGRAM AND UTILIZES THE NET IPO PROCEEDS FOR EARLY LOAN REPAYMENT REDUCING LEVERAGE BELOW 2.5X, AND COMMITS TO A LONG-TERM LEVERAGE RATIO TARGET BELOW 1.0X

Following its initial public offering on the New York Stock Exchange, Birkenstock Holding plc ("BIRKENSTOCK" or the "Company", NYSE: BIRK) is moving forward with its deleveraging program and is utilizing the net proceeds from the IPO, together with cash on hand, to repay existing debt. The revered global zeitgeist and purpose brand today announced the early repayment of USD 450 million on its USD Term Loan B and EUR 100 million on its EUR Vendor Loan – both loans were solely issued to finance the acquisition of BIRKENSTOCK by *L* Catterton in April 2021, while the company is running a profitable and cash-rich business and pursues a very conservative financial policy as evidenced by the evolution of operating cash-flow. As a result of the prepayment, BIRKENSTOCK has reduced its total debt from approx. EUR 1,840 million to approx. EUR 1,314 million.

The aggregate amount of the early loan repayments is significantly higher than envisaged in the IPO prospectus reflecting the Company's continued excellent operating results. The early loan repayments strengthen the Company's balance sheet while achieving additional financial flexibility. With a leverage ratio that is in line with industry benchmarks BIRKENSTOCK is well positioned to continue on its strong growth trajectory. Since entering into the new capital structure in April 2021, BIRKENSTOCK has reduced its leverage (Total Net Debt-to-Adjusted EBITDA ratio) from above 6x to below 2.5x through repaying debt and growing EBITDA. BIRKENSTOCK plans to continue its deleveraging process and aims to achieve a leverage ratio of below 2x within the next 18 months. Long-term, the Company expects to achieve a leverage ratio of below 1x.

On November 2, 2023, at the end of the current interest period, BIRKENSTOCK made an early partial repayment of USD 450 million on its USD Term Loan B, resulting in an outstanding balance of USD 331 million. Furthermore, on October 16, 2023, the Company completed an early partial repayment of EUR 100 million on the Vendor Loan, leaving an outstanding balance of approximately EUR 200 million.

The EUR 200 million ABL revolving credit facility remains fully undrawn and therefore available in its entirety to BIRKENSTOCK. The early payments reflect the Company's strong liquidity position and underscore its strong financial performance, commitment to prudent capital management and ability and ambition to invest into key growth areas by unlocking white-space growth opportunities over the long-term.

Oliver Reichert, Director of Birkenstock Holding plc and Chief Executive Officer of the BIRKENSTOCK Group: "It's as simple as this: We don't like to be in debt, and we don't need to because we run a profitable and cash-rich business. Taking this important step of early repayments emphasizes our commitment to debt reduction as outlined in our IPO prospectus. Additionally, the early repayments will result in incremental interest savings of more than EUR 40 million per year. Our robust operating cash flow allows internal financing of investments, aligning with our dedication to financial resilience and creating enduring shareholder value through disciplined financial planning."

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics segments. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc
ir@birkenstock-holding.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute "forward-looking" statements and information within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to our current expectations and views of future events, including our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that do not relate to matters of historical fact. In some cases, you can identify these forward-looking statements by the use of words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," "aim," "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "seek," "should," "target," "will," "would" or similar words or phrases, or the negatives of those words or phrases. The forward-looking statements contained in this press release are based on the Company's management's current expectations and are not guarantees of future performance. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors and are based on

potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those expected in our forward-looking statements for many reasons, including the factors described in the sections titled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" in our Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) on October 12, 2023. Any forward-looking statement made by us in this press release speaks only as of the date of this press release and is expressly qualified in its entirety by the cautionary statements included in this press release. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.